EXHIBIT 99.1

Neptune Reports First Quarter Results and Provides Update on Action Plan to Resume Operations

LAVAL, Quebec, July 15, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB) announces its consolidated financial results for the first quarter ended May 31, 2013 and provides update on action plan to resume operations.

On November 8, 2012, an explosion destroyed the Corporation's sole production plant (the "incident") located in Sherbrooke, Quebec, Canada. While production is being re-established, revenues are largely being generated from the sale of krill oil acquired by the Corporation through short-term temporary arrangements. Neptune has been able to maintain a large portion of its pre-incident client base through margin concessions. The Corporation will soon offer these customers its premium krill oil product, NKO®, with production expected to resume before the end of this fiscal year.

First Quarter Financial Results

Nutraceutical Business Results

  Nutraceutical revenues were $6,084,000 for the three-month period ended May 31, 2013, down slightly from $6,135,000 for the three-month period ended May 31, 2012.
  Adjusted EBITDA was negative ($2,663,000) for the current quarter, versus $1,289,000 for the corresponding prior-year quarter.
  Net loss was ($3,379,000) for the current quarter, compared to net profit of $48,000 for the quarter ended May 31, 2012.

Adjusted EBITDA and net loss results for the current quarter were mainly explained by margin concessions and additional legal fees to defend and reinforce the Corporation's intellectual property ("IP"). An increase in stock-based compensation expenses also contributed to the net loss.

Consolidated Results

  Consolidated revenues totalled $6,090,000 for the three-month period ended May 31, 2013, compared to $6,148,000 for the quarter ended May 31, 2012.
  Adjusted EBITDA was negative ($3,938,000) for the current quarter, versus $142,000 for the corresponding prior-year quarter.
  Net loss was ($5,415,000) for the current quarter, versus a net loss of ($1,695,000) in the corresponding prior-year quarter.

The year over year decrease in adjusted EBITDA and higher net loss is largely due to the factors listed above for the Nutraceutical business. The consolidated net loss for the first quarter ended May 31, 2013 includes a $2.0 million loss associated with Neptune's subsidiaries, who are actively engaged in clinical studies and research and development. Consolidated adjusted EBITDA for the current quarter includes negative $1.3 million associated with Neptune's subsidiaries.

"During this past quarter, we continued to protect our client base and maintain our short-term krill supply," commented Mr. Henri Harland, President and CEO of Neptune. "We also reached a significant milestone in our efforts to resume production, including the commencement of construction at our Sherbrooke facility. In addition, we remained steadfast in the defense of our IP and actively prepared for the upcoming U.S. International Trade Commission's hearings into patent infringements by our competitors. Our two subsidiaries, Acasti and NeuroBioPharm, also continued to progress with their business development and value creation," added Mr. Harland.

Update on Action Plan to Resume Operations

As previously announced, the Corporation has three key priorities for restoring and ramping up its long-term supply chain, including rebuilding its Sherbrooke plant by overhauling the expansion facility that was underway at the time of the incident, establishing third party manufacturing partnerships and securing the supply of raw materials.

Neptune intends to reconstruct an operational plant using the adjacent expansion facility that was underway at the time of the incident and which suffered limited damage. Construction commenced on May 27, 2013 and completion is expected before the end of the current fiscal year.

In conjunction with the rebuild, Neptune is also making good progress in its pursuit of third party manufacturing agreements for the supply of its krill oil products, with outsourcing negotiations currently underway. While production is down, Neptune is also exploring and undertaking short-term partnerships to allow it to ensure the supply of krill oil, thereby maintaining key customer relationships.

"We continue to move forward with our rebuilding efforts and we are working hard to bring our overall production of NKO® back online before the end of this fiscal year," commented Mr. Henri Harland, President and CEO of Neptune. "Together with the establishment of third party manufacturing we will be in a much stronger position, moving from a centralized production model to a more diversified arrangement."

Insurance Coverage

Neptune has insurance in place covering, among other things, property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions. Following destruction of the Corporation's production facility, Neptune received insurance recoveries totalling $6.7 million, representing only part of the total potential compensation. This amount includes $700,000 received during the first quarter ended May 31, 2013. Neptune is pursuing the balance of its insurance claim and will record any additional recovery if and when received.

Royalty Prepayment Agreement with Acasti

On December 4, 2012, the Corporation announced that it had entered into a prepayment agreement with its subsidiary, Acasti, pursuant to which Acasti exercised its option under the exclusive technology license agreement (the "License Agreement") between the two parties to pay in advance all future royalties payable under the license agreement.

At Acasti's Annual and Special Meeting, held on June 27, 2013, Acasti's disinterested shareholders (excluding Neptune and non-arm's length parties to Neptune) voted in favour of becoming royalty free and paying in advance all future royalties owed under the License Agreement, through the issuance of shares to Neptune. As required, Acasti also obtained approval from the TSX Venture Exchange.

The value of the royalty prepayment, which was confirmed by an independent valuation expert using the pre-established prepayment formula set forth in the License Agreement, totalled approximately $15.5 million and was paid through the issuance of 6,750,000 Acasti Class "A" common shares to Neptune. The prepayment increases Neptune's equity participation in Acasti from approximately 57% to approximately 60%.

Conference Call

Neptune will be holding a conference call on Tuesday July 16, 2013 at 9:00 a.m. ET to present its first quarter results. The Corporation will also provide an update on the status of its previously disclosed action plan to resume operations and supply customers.

Date:	Tuesday July 16, 2013
Time:	9:00 a.m. Eastern Time
Conference ID:	16440484
Call:	Within Canada & the U.S., dial toll-free 1-877-380-5664. Outside Canada and the U.S., dial 1-631-813-4882.

Management will accept questions by telephone during the Q&A period at the end of the presentation. Questions can also be forwarded in advance or during the presentation to the following email address: f.harland@neptunebiotech.com.

An archived recording of the call will be available on Neptune's website (www.neptunebiotech.com) following the presentation.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids ("PUFAs"). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma and NeuroBioPharm Inc ("NeuroBio"), in which Neptune respectively holds 60% and 96% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti Pharma and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune's current beliefs as well as assumptions made by and information currently available to Neptune and relate to, among other things, Neptune's strategy, strategic goals, research and development activities, research and clinical testing outcome, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Neptune in its annual information form dated May 29, 2013 and in its other public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         +1.888.221.0915
         dave@howardgroupinc.com
         www.howardgroupinc.com